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                                                                    Exhibit 99.3

                           [HUDBAY MINERALS INC LOGO]


FOR IMMEDIATE RELEASE:


               HUDBAY ANNOUNCES STRONG FIRST QUARTER 2006 RESULTS

Q1 2006 FINANCIAL HIGHLIGHTS
o    NET EARNINGS $76.0 MILLION OR $0.89 PER BASIC SHARE
o    OPERATING CASH FLOW $78.0 MILLION OR $0.91 PER BASIC SHARE
o    NET DEBT $79.9 MILLION
o    REVENUE $208.0 MILLION
o    CASH COST, NET OF BY-PRODUCT CREDITS US$0.05/LB. OF ZINC SOLD

Q1 2006 PRODUCTION HIGHLIGHTS COMPARED TO Q1 2005
o    ZINC PRODUCTION UP 700 TONNES TO 29,906 TONNES
o    COPPER IN ANODE PRODUCTION UP 3,000 TONNES TO 23,700 TONNES
o    GOLD PRODUCTION UP 3% TO 26,511 OZS.
o    SILVER PRODUCTION UP 15% TO 390,230 OZS.

Q1 CORPORATE HIGHLIGHTS
o    WHITE PINE COPPER REFINERY PURCHASE COMPLETED
o    BALMAT ZINC MINE REOPENING PROJECT - ON SCHEDULE
o    EXPLORATION LAND HOLDINGS INCREASED BY 94,000 HECTARES

WINNIPEG, MANITOBA - MAY 12, 2006 - HUDBAY MINERALS INC. (TSX:HBM) ("HudBay") announced today an eight-fold increase in net earnings to $76.0 million or $0.89 per basic share on revenue of $208 million for the first quarter ended March 31, 2006. This compares to net earnings of $9.2 million on revenue of $151.5 million for the first quarter of 2005.

"We are delighted with the results reported today," said Peter Jones, President and Chief Executive Officer of HudBay. "The results show growth and achievement at HudBay and our strong financial position at year end 2005 has further improved in the first quarter of 2006."

Production of all metals was higher than in the same quarter in 2005, including zinc at 29,906 tonnes (29,206)(1); copper in anode at 23,686 tonnes (20,697); gold at 26,511 ozs. (25,774); and silver at 390,230 ozs. (338,294).


(1) VALUES SHOWN IN BRACKETS FOLLOWING THIS FOOTNOTE ARE FOR THE QUARTER ENDED MARCH 31, 2005.

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Total revenue for the quarter was $208.0 million ($151.5) from sales of 30,172 tonnes of zinc, (27,097) including sales to Zochem; 11,200 tonnes of zinc oxide (10,300); 18,932 tonnes of copper (20,382); 14,846 ounces of gold (25,397) and
232,456 ounces of silver (331,644). During the quarter, sales of copper and contained gold and silver were less than production due mainly to a planned copper inventory increase related to a scheduled copper smelter shutdown.

Over the quarter, gross realized prices averaged US$1.08/lb. for zinc (US$0.62); US$2.33/lb. for copper (US$1.49); US$532/oz. for gold (US$426) and US$9.29/oz. for silver (US$7.23). For the quarter, the Canadian to US dollar exchange rate averaged Cdn$1.15 per US$1.00 (Cdn$1.23).

Operating costs for the first quarter were $121.9 million ($117.7).

For the quarter, HudBay's cash cost, net of by-product credits, per pound of zinc sold, was US$0.05 (US$0.21).

On January 1, 2006 HudBay completed the purchase of White Pine Copper Refinery Inc., a Michigan-based copper refinery for $17.9 million and also during the first quarter, our Balmat zinc mine reopening project continued on schedule.


EVENTS SUBSEQUENT TO THE END OF THE FIRST QUARTER

In April, HudBay announced that it had repurchased, through the open market, an additional US$30 million of its 9 5/8% senior secured notes due January 5, 2012. Note repurchases then totaled US$50 million, leaving a balance of US$125 million of these notes outstanding.

Also in April, HudBay entered into an agreement with a syndicate of investment dealers led by GMP Securities L.P., for the sale of 1.46 million flow-through common shares at a price of $13.75 per share on an underwritten private placement basis for aggregate gross proceeds to the Company of approximately $20 million. The private placement was successfully completed on April 25 and proceeds will be used for exploration and development on HudBay's Canadian properties.

In April, HudBay also filed a preliminary short form prospectus respecting its warrants, in each of the provinces of Canada.

For further information, please see attached hereto, HudBay's management discussion and analysis for the quarter ended March 31, 2006, and selected financial information for the quarters ended March 31, 2006 and 2005. A copy of HudBay's consolidated financial statements for the quarters ended March 31, 2006 and 2005, as well its MD&A for the quarter ended March 31, 2006, are available on SEDAR at www.sedar.com and on the HudBay website at www.hudbayminerals.com.


ABOUT HUDBAY MINERALS INC.

HudBay Minerals Inc. is an integrated mining and metals company that operates mines, concentrators and a metal production complex in northern Manitoba and Saskatchewan. The company also owns a zinc oxide production facility in Ontario, the White Pine Copper Refinery in Michigan, and the Balmat zinc mine in New York state.

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FOR FURTHER INFORMATION, PLEASE CONTACT:

Don Bain
Director, Investor Relations
Tel:     (204) 949-4272
Fax:     (204) 942-8177
E-mail:don.bain@hbms.ca


CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements", within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of HudBay. Forward-looking statements include, but are not limited to, statements with respect to the future price of zinc, copper, gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage, increased electricity, heavy fuel oil and natural gas cost risk, inflation risks and risks associated with the re-opening of the Balmat mine. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay, to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future commodity prices; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Risk Factors" in HudBay's Annual Information Form for the year ended December 31, 2005, available on www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. HudBay does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities that may be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.